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CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

RORY McALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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April 4, 2014

VIA EDGAR

Mr. Max A. Webb

Mr. J. Nolan McWilliams

Mr. Doug Jones

Mr. Stephen Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re:	Tuniu Corporation (CIK No. 0001597095)

Dear Mr. Webb, Mr. McWilliams, Mr. Jones and Mr. Kim,

On behalf of our client, Tuniu Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on March 24, 2014.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated April 1, 2014. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

April 4, 2014

The Company has also updated certain information and data to reflect developments since the time of the last confidential submission.

In accordance with the Jumpstart Our Business Startups Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 21 days after the date hereof.

General

1.	Refer to your response to prior comment 1. It is not clear why the associated RMB amount would not be fixed for the par value of shares, shares issued and as of the issue date for option exercise prices. Also, it would appear that the fair value in RMB would fluctuate to the extent it is appropriate that the associated fair value changes. Please advise, and revise related disclosures as appropriate, in particular the disclosures in notes 9 and 11 to the financial statements, the table on page 70, change in fair value per share information on page 73, the table on page 124, description of share capital starting on page 129 and Item 7 on page II-1. In connection with this, please tell us and disclose how you determine the associated RMB amount to report in your financial statements for transactions in shares, options and offering related amounts.

In response to the Staff’s comment, the Company has revised the disclosure to provide amounts presented on a US dollar (US$) basis with the associated RMB amounts in the Registration Statement as appropriate.

Selected Quarterly Results of Operations, page 79

2.	Please expand your table to include historical balance sheet data and dividends per share information required by Item 301 of Regulation S-K.

The Company respectfully advises the Staff that Item 301 of Regulation S-K applies to selected financial data for fiscal years and interim periods. Item 301 of Regulation S-K requires a registrant to “[f]urnish in comparative columnar form the selected financial data for the registrant referred to below, for

•	Each of the last five fiscal years of the registrant (or for the life of the registrant and its predecessors, if less), and

•	Any additional fiscal years necessary to keep the information from being misleading.

Securities and Exchange Commission

April 4, 2014

However, the financial information the Staff referred to in this comment is selected quarterly results of operations and the requirements set forth in Item 301 are with respect to fiscal years or interim periods financial information and therefore are not applicable.

The Company further submits to the Staff that although under Item 302(a) of Regulation S-K, selected quarterly financial data are required for certain registrants, those requirements do not apply to foreign private issuers according to Item 302(a)(5) of Regulation S-K. Therefore, the selected quarterly results of operations that the Company includes in the Registration Statement are voluntary disclosure and the Company believes its current disclosure is appropriate.

Notes to the Consolidated Financial Statements, page F-7

Note 9. Convertible Preferred Shares, page F-26

3.	Refer to your response to prior comment 13. It appears four separate and distinct transactions occurred in August 2013 in connection with Esta’s ultimate acquisition of 18,142,893 Series D preferred shares in that month for total consideration of US$50,000,000. In transaction 1, you issued 15,278,220 Series D preferred shares directly to Esta for US$45,000,000 (US$2.9454 per share). In transaction 2, you reissued 2,864,673 Series A preferred shares to Gobi to correct a mismatch in the records between you and SAFE created by your repurchase (and cancellation) of 2,864,273 Series A preferred shares from Gobi in March 2011. According to you, the reissuance was transacted at the same amount per share as the repurchase amount per share of US$1.7454, or an aggregate of US$5,000,000. In transaction 3, the 2,864,673 Series A preferred shares you reissued to Gobi were redesignated by you to 2,864,673 Series D preferred shares. In transaction 4, Gobi transferred the redesignated 2,864,673 Series D preferred shares to Esta for US$5,000,000, which in turn Gobi transferred to you.

Notwithstanding the difference in the currency exchange rate between the Renminbi (RMB) and the United States dollar (US$) between the repurchase and reissuance dates, the reissuance in transaction 2 seemingly alone cured the mismatch in the records between you and SAFE, and restored all parties to their positions that existed prior to the August 2011 repurchase. In this regard, it is not clear why it was necessary, as you state, to redesignate these Series A preferred shares to Series D preferred shares to resolve a mismatch in records solely in regard to Series A preferred shares. In any event, it appears the substance of the redesignation was the transfer of an instrument with greater value in the form of Series D preferred shares than what previously existed, as reasoned below.

Securities and Exchange Commission

April 4, 2014

The economic substance of the redesignation of the 2,864,673 Series A shares in transaction 3 appears to be no different from the economic substance associated with your redesignation of the 3,628,579 Series A preferred shares held by Gobi to 3,628,579 Series D preferred shares in August 2013 that Gobi subsequently transferred to the respective DVM parties for consideration. You state that you gave away value when you redesignated the 3,628,579 shares because Series D preferred shares had a higher fair value than Series A preferred shares. It reasons that this would also be the case for the 2,864,673 shares that were redesignated. You further state that the redesignation of the 3,628,579 shares is economically different from the redesignation of the 2,864,673 shares because the 3,628,579 shares were redesignated in order for Gobi to realize value on the sale of the newly redesignated Series D preferred shares to the DVM parties. We note that Gobi also realized value on the sale of the newly redesignated Series D shares to Esta. In regard to the redesignation of the 3,628,579 shares, you state you accounted for the redesignation as an extinguishment of Gobi’s Series A preferred shares through the issuance of Series D preferred shares and recorded the difference between the fair value of the Series D preferred shares and the carrying value of Series A preferred shares as a deemed dividend. Because we believe the economic substance of each redesignation of preferred shares referred to above is the same, we believe your accounting for the redesignation of the 2,864,673 should be consistent with your accounting for the redesignation of the 3,628,579 shares. In this regard, it appears the redesignated 2,864,673 Series D shares should be valued at the fair value of Series D preferred shares at the time of the redesignation, which appears to be US$ 2.9454 per share per transaction 1, and not at the carrying amount of the Series A preferred shares that were redesignated of 1.7454 per share. In connection with this, you state that US$2.76 (as rounded from the US$2.7559 disclosed) per share is the fair value of the Series D preferred shares as noted in a third-party independent valuation report. We note that it appears the US$2.76 per share value represents the weighted average of the 15,278,220 Series D preferred shares sold directly to Esta at US$2.9454 per share and the carrying amount of the 2,864,673 Series A preferred shares that were redesignated of US$1.7454 per share.

Consistent with the above, we continue to believe that you should revise your financial statements for 2013 and related disclosures as appropriate. In this regard, please provide us with the details of any revisions made in terms of both RMB and US$ amounts.

Securities and Exchange Commission

April 4, 2014

The Company respectfully advises the Staff that the following additional information and clarification further supports the Company’s accounting treatment and analysis.

a)	Transactions 1-4 for issuance to Esta (as described in this comment):

The Company entered into the transactions contemporaneously and in contemplation of each other in order to accomplish the following:

1)	Cure a mismatch between the records at the PRC State Administration of Foreign Exchange (SAFE); and

2)	Issue 18,142,893 Series D preferred shares to Esta in exchange for US$50,000,000 in total (which represents a fair value of US$2.76 per share).

In the transaction negotiated and entered into with Esta, 15,278,220 Series D preferred shares were exchanged for US$45,000,000, and 2,864,673 Series D preferred shares were exchanged for US$5,000,000. The total number of Series D preferred shares issued by the Company in these two linked transactions was 18,142,893, in exchange for a total cash consideration of US$50,000,000, of which the per Series D preferred share fair value rounded to US$2.76. The issuance price of Series D was denoted in the Company’s article of associations and shareholders’ agreement at US$2.76 per Series D preferred share. Additionally, the Company obtained an independent valuation report which noted that the fair value was US$2.76 per Series D preferred share.

The monetary amount associated with the issuance of shares to Esta in transaction 1 was US$45,000,000, and it is worth noting that these shares have been issued at a premium of US$0.19 per share (being issuance price US$2.95 less fair value of US$2.76). The monetary amount associated with the reissuance of shares to Gobi in transaction 2 was US$5,000,000. In transaction 3, there was a value transferred to Gobi for the redesignation of 2,864,673 Series A preferred shares to Series D preferred shares because the Series D preferred share was an instrument with greater value due to the shareholders preferential rights. The Company respectfully advises the Staff that the cost of redesignation arising from transaction 2 has been satisfied by the premium paid by Esta on transaction 1. Accordingly, the accounting of these linked transactions would not have any additional reduction in the Company’s Additional Paid In Capital or Accumulated Deficit accounts.

Securities and Exchange Commission

April 4, 2014

Gobi had not realized any value on the sale of the newly re-designated Series D preferred shares to Esta as a result of transactions 2, 3 and 4, and was acting in more of an agent role in this series of transactions. Neither the reissuance of the Series A preferred shares by the Company to Gobi as part of transaction 2, nor the simultaneous redesignation from Series A to Series D, was meant to create or transfer value to Gobi. In fact, prior to transaction 2, Gobi no longer had shareholders’ rights with respect to such 2,864,673 Series A preferred shares as these shares had been repurchased and cancelled by the Company in March 2011. According to the register of members of the Company dated March 21, 2011, the Company repurchased 2,864,673 shares from Gobi and Gobi held 17,135,327 Series A preferred shares (instead of 20,000,000 Series A preferred shares) as of March 21, 2011. Gobi was involved in the Esta transaction merely to assist the Company to cure a mismatch between the records at the SAFE and the Company’s share register that existed after the repurchase of Gobi’s shares in 2011. Gobi took no direct risk in the transaction and simply acted in an agent’s capacity to pass the shares and funds received between the Company and Esta. All consideration paid by Esta was ultimately received by the Company.

b)	Redesignation of 3,628,579 Series A preferred shares to Series D preferred shares for issuance to DCM

DCM originally intended to subscribe for Series D preferred shares along with Esta at US$2.76 per share. However, the Company wanted to limit the dilution to the then current shareholders and instead requested DCM to purchase from an existing investor, such as Gobi, to avoid such further dilution to the Company’s equity structure. In order to induce DCM to purchase Gobi’s 3,628,579 Series A preferred shares then, the Company had to redesignate Gobi’s shares to be of the same preference rights as Series D preferred shares in order to meet DCM’s investment criteria, and in order to encourage Gobi to sell its shares to DCM. The Company did not receive any consideration for the increase in value from such redesignation.

The Company respectfully advises the Staff that the Company did not receive any of the US$10,000,000 consideration with regard to the 3,628,579 redesignated Series D preferred shares which changed hands in August 2013. That was simply a transaction between two of the Company’s shareholders, Gobi and DCM, where Gobi agreed to sell 3,628,579 Series A preferred shares to DCM. This is a fundamental difference between the Esta transactions and this transaction. The Company did not receive any proceeds for the transfer between Gobi and DCM, nor did the Company receive any consideration for the redesignation of the shares transferred from Gobi to DCM.

Securities and Exchange Commission

April 4, 2014

Since the Company did not receive any consideration from the redesignation or subsequent sale of the 3,628,579 redesignated Series D preferred shares, there was a deemed dividend that arose from this transaction as the Company had created value in order to induce Gobi to sell its preferred shares through the redesignation.

Summarizing the analyses above, the Company respectfully advises the Staff that the economic substance of redesignation of 2,864,673 Series A preferred shares in the Esta transactions (curing a SAFE record mismatch) is different from the redesignation of 3,628,579 Series A preferred shares in the DCM transaction (inducing a sale transaction of Gobi’s old shares without diluting the Company’s equity structure) due to the fact that the Company did in fact receive fair consideration for the Esta redesignation but did not receive any consideration for the DCM redesignation. Accordingly, the Company has accounted for the two redesignation transactions differently. The Company has also revised the disclosure on page F-28 of the Registration Statement to clarify the transactions and provide more details.

4.	We note your response to our prior comment 14. Please revise the table on page F-29 in note 9 to include the associated RMB amounts consistent with your response to help investors correlate the details of the activity to amounts reported in your financial statements, in particular the total consideration associated with the Series D preferred shares activity with Esta.

In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Registration Statement.

Exhibit 8.3

5.	We note your response to prior comment 20; however, it does not appear that Counsel has revised its statement in the second paragraph on page 2 that in its opinion, “the statements made in the Registration Statement” with respect to PRC tax laws and regulations or interpretations “constitute true and accurate descriptions of the matters described therein. . . .” Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please have counsel revise accordingly.

In response to the Staff’s comment, the Company has had its counsel revise the opinion, and is filing the revised opinion as Exhibit 8.3 to the Registration Statement.

*            *             *

Securities and Exchange Commission

April 4, 2014

If you have any questions regarding the Registration Statement, please contact the undersigned at +852-3740-4863 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Dunde Yu, Chief Executive Officer, Tuniu Corporation

Conor Chia-hung Yang, Chief Financial Officer, Tuniu Corporation

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

Matthew Bersani, Partner, Shearman & Sterling LLP

Shuang Zhao, Partner, Shearman & Sterling LLP